Filed by Sirius International Insurance Group, Ltd.

pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer:  Sirius International Insurance Group, Ltd.

Subject Company: Easterly Acquisition Corp.

(SEC File No. 001-37522)

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD. TO BECOME PUBLIC COMPANY THROUGH A COMBINATION WITH EASTERLY ACQUISITION CORP.

SIRIUS TO LEND TO EASTERLY $0.03/SHARE PER MONTH THROUGH THE EXTENSION PERIOD

-- Proposed merger to result in Sirius Group becoming a publicly listed company --

-- Sirius Group is a global, multi-line insurance and reinsurance group with over 1,800 clients in over 140 countries--

-- Pre-recorded investor conference call scheduled for Monday, June 25th at 11:00 am EDT --

Hamilton, Bermuda and New York, NY – June 25, 2018 – Sirius International Insurance Group, Ltd. (“Sirius Group”), a global multi-line insurance and reinsurance group, and Easterly Acquisition Corp. (“Easterly”) (NASDAQ: EACQ) announced that they have executed a definitive agreement and plan of merger (“Merger Agreement”) for a proposed business combination that would result in Sirius becoming a publicly listed company. Under the terms of the Merger Agreement, Easterly would merge with a subsidiary of Sirius Group and become a wholly owned subsidiary of Sirius Group (the “Merger”). Upon the closing of the Merger, Easterly’s common stock would be exchanged for Sirius Group’s common shares at a price of 1.05x Sirius Group’s pro forma diluted GAAP book value per share as of June 30, 2018. Following the Merger, Sirius Group’s common stock will be traded on the NASDAQ.

Assuming no redemptions by Easterly stockholders, the proposed all-stock transaction is expected to yield a combined entity with a pro forma market capitalization of approximately $2.2 billion at closing, with current Easterly stockholders owning approximately 7% of the combined company immediately following the Merger. Pursuant to the Merger Agreement, Sirius intends to execute a private placement of common shares and request Easterly to commence a tender offer to purchase Easterly’s public warrants on terms to be mutually agreed upon between Sirius and Easterly.

“We are pleased to become a public company though our partnership with Easterly,” said Allan Waters, President, CEO and Chairman of Sirius Group.  “Access to the public equity markets will facilitate and accelerate our future growth via M&A transactions and organically.”

“We are excited to bring a company of the scale and stature of Sirius into the public markets,” said Avshalom Kalichstein, CEO of Easterly. “We believe this transaction will offer tremendous value to our shareholders.”

Easterly has scheduled a special meeting of its stockholders for June 28, 2018 to approve an extension of time to complete a business combination through November 30, 2018. Assuming that Easterly’s stockholders approve the extension period, Sirius Group has agreed to lend to Easterly $0.03 per month through the extension period for each public share that is not redeemed at Easterly’s special meeting of its stockholders on June 28, 2018. Easterly will deposit such loan proceeds into its trust account upon receipt. The loan will be forgiven if the Merger does not close by November 30, 2018.

In addition, the agreement for Sirius Group to acquire a controlling interest in The Phoenix Holdings Ltd. will terminate on or prior to July 2, 2018.

Established in 1945, Sirius Group, utilizing its unique global branch network, provides multi-line insurance and reinsurance in over 140 countries. Sirius Group wrote gross written premiums of $1.4 billion in 2017. Sirius Group is a Bermuda-based holding company with operating companies in Bermuda, Stockholm, New York and London.

Sirius Group’s principal equity holder is CMIG International Holding Pte. Ltd. (“CMIG International”). Singapore-based CMIG International is focused on international investments, asset management and cross-border M&A, and acquired Sirius Group from White Mountains Insurance Group, Ltd. in April 2016. CMIG International has four shareholders, major investor CMIG, is one of China’s leading private investment companies. It is registered in Shanghai with subsidiaries across many different sectors including new energies, healthcare, real estate, aviation, technology, finance and leasing. The other three ultimate shareholders are Hana Financial Group Inc., Sun Hung Kai & Co Limited and TBEA Co. Ltd. who are listed companies in Korea, Hong Kong and China respectively. CMIG International was recently awarded with S1000 (Singapore 1000 Company) Award in Singapore for its outstanding performance in the financial services field, and its determination to continue to meet the highest corporate governance standards. ABRY Partners, LLC, a Boston-based private equity investment firm focused on media, communications, insurance, business and information services, is also an equity owner of Sirius Group.

The Merger has been approved by the boards of directors of each of Sirius Group and Easterly, and is expected to close at the end of the third or beginning of the fourth quarter of 2018. Completion of the Merger is subject to the satisfaction of certain conditions including, but not limited to, approval of the transaction by Easterly’s stockholders, but is not subject to any insurance regulatory approvals or a minimum cash condition. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive Merger Agreement relating to the transaction, a copy of which has been filed by Easterly as an exhibit to a Current Report on Form 8-K.

Sirius Group is being represented by Sidley Austin LLP and Easterly is being represented by Hogan Lovells US LLP.

In addition to this press release, Sirius Group and Easterly are simultaneously issuing a slide presentation with information on the Merger, which has been furnished with the SEC as an exhibit to Easterly’s Current Report on Form 8-K filed today. Investors are encouraged to review these materials.

Conference Call Scheduled

Easterly and Sirius will have a pre-recorded conference call and web presentation to discuss the proposed transaction on Monday, June 25, 2018 at 11:00 am EDT. Investors may listen to the conference call by dialing 1-855-327-6837 toll-free in the U.S. or 1-631-891-4304 internationally, or by visiting http://public.viavid.com/index.php?id=130232.

A replay of the call will be available through July 9, 2018. Investors may access the replay by dialing 1-844-512-2921 toll-free in the U.S. or 1-412-317-6671 internationally and entering conference number 10005117, or by visiting http://public.viavid.com/index.php?id=130232.

The slide presentation will be available on Easterly’s website at www.easterlyacquisition.com.

About Sirius Group

Sirius Group is a Bermuda-based holding company with (re)insurance operating companies in Bermuda, Stockholm, New York and London. Utilizing disciplined and professional underwriting, superior risk evaluation and best-in-class pricing technology, Sirius Group’s subsidiaries provide multi-line (re)insurance capacity in over 140 countries, including lead capacity for property, accident & health and other exposures. Additional information is available at Sirius Group's website located at www.siriusgroup.com.

About Easterly LLC

Easterly LLC is a private asset management holding company that has interests in boutique investment management firms.  Easterly’s core expertise is in acting as a principal to grow business platforms.  Easterly enhances businesses as a partner through capital formation, corporate development, and strategic implementation activities.  Easterly’s principals have a proven track record of delivering outperformance to both public and private investors across a variety of sectors. For more information about Easterly, please visit Easterly’s website at www.easterlycapital.com.

About Easterly Acquisition Corp.

Easterly Acquisition Corp. is a Special Purpose Acquisition Company sponsored by Easterly Acquisition Sponsor, LLC, an affiliate of Easterly LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets. Easterly Acquisition Corp. completed its initial public offering in August 2015, raising $200 million in cash proceeds. Easterly Acquisition Corp.’s officers and certain of its directors are affiliated with Easterly LLC. For more information about Easterly Acquisition Corp., please visit its website at www.easterlyacquisition.com.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and Sirius Group and may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the Proposed Transaction, Sirius Group intends to file with the SEC a Registration Statement that will include a proxy statement of Easterly that also includes a prospectus of Sirius. This communication is not a substitute for the Registration Statement that Sirius Group will file with the SEC or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction. After the Registration Statement is declared effective, Easterly will mail a proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This communication does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that will be included in the proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the proxy statement/prospectus (including any documents incorporated by reference therein) when available, as these materials will contain important information about Sirius Group, Easterly and the Proposed Transaction. Investors and stockholders can obtain free copies of the proxy statement/prospectus once it is available and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement once it is available from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the Proposed Transaction and any other statements relating to future results, strategy and plans of Easterly and Sirius Group (including certain projections, business trends, and statements which may be identified by the use of the words “plans,, “expects” or “does not expect,” “estimated,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or that state certain actions, events or results “may,” “could,” “would,” “might,” “projects,” “will” or “will be taken,” “occur” or “be achieved”). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sirius Group, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sirius Group, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic and market conditions, industry trends, legislation or regulatory requirements affecting the businesses in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, the sufficiency of Sirius Group’s asbestos and other reserves, the impact of emerging claims issues as well as other insurance and non-insurance litigation, the cost and availability of reinsurance coverage, catastrophe losses, fluctuations in insurance and reinsurance pricing, investigations or enforcement actions by governmental authorities, the result of future financing efforts and its dependence on key personnel. For Easterly, risks include, but are not limited to, the risk of significant redemptions by Easterly stockholders, the inability to retain key personnel, the inability to obtain stockholder and regulatory approvals and the inability to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly’s performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly and Sirius undertake no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell, nor the solicitation of an offer to buy any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly is set forth in Easterly’s Annual Report on Form 10-K for the year ended December 31, 2017. Information about the directors and executive officers of Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Sirius Group’s Registration Statement that will include a proxy statement of Easterly. Investors may obtain additional information about the interests of such participants by reading such proxy statement when it becomes available.

Contacts:

Sirius Group	Easterly

Michael Papamichael	Investor Relations
Sirius International Insurance Group, Ltd.	Easterly Acquisition Corp.
(212) 312-0219	(646) 712-8300
michael.papamichael@siriusgroup.com	ir@easterlyacquisition.com

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